April 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solo Brands, Inc.
Registration Statement on Form S-3
Registration No. 333-271341

Acceleration Request

Requested Date: April 28, 2023

Requested Time: 4:00 P.M. Eastern Time, or as soon as thereafter as practicable

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solo Brands, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-271341) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Adam J. Gelardi at (212) 906-1329.

Please direct any questions or comments regarding this acceleration request to Adam J. Gelardi at (212) 906-1329.

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Very truly yours,

Solo Brands, Inc.

By:	/s/ Kent Christensen
Name: Kent Christensen
Title: General Counsel

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